2001 Theurer Blvd.
Winona, MN 55987
www.fastenal.com

May 9, 2023
Via EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cvrkel and Mr. Rufus Decker

Re:	Fastenal Company
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 7, 2023
File No. 000-16125
Dear Ms. Cvrkel and Mr. Decker,
The following responds to the comment provided on April 12, 2023, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of the Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) for the Fastenal Company (the “Company”) filed by the Company on February 7, 2023 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have given additional consideration to our original disclosure language and made some revisions to our original response dated April 24, 2023.
For your convenience, we have reproduced the SEC staff’s comment below, and the Company’s updated response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the 2022 Form 10-K, unless otherwise indicated.
Form 10-K for Fiscal Year Ended December 31, 2022
General
1.Comment: Please reconcile the non-GAAP liquidity measure, Gross Cash Flow, on page 6 of your Annual Report to Shareholders to the most comparable GAAP liquidity measure, Net Cash Provided by Operating Activities. Refer to Rule 100(a) of Regulation G.
Response: A reconciliation of the non-GAAP liquidity measure, Gross Cash Flow, to the most comparable GAAP liquidity measure for the fiscal year ended December 31, 2022, is as follows:

Reconciliation of Gross Cash Flow to Net Cash Provided by Operating Activities
	2022	2021	2020	2019
Net Cash Provided by Operating Activities	$941.0	770.1	1,101.8	842.7
Uses of (Proceeds from) Cash from Changes in Operating Assets and Liabilities	324.1	318.9	(65.6)	121.9
All Other Uses of (Proceeds from) Cash Flow from Operating Activities, excluding Depreciation and Amortization	(1.6)	6.7	(14.7)	(25.0)
Gross Cash Flow (1)	$1,263.5	1,095.7	1,021.5	939.6

(1) Gross Cash Flow is a non-GAAP financial measure. Gross Cash Flow is reconciled to the most closely comparable GAAP measure, Net Cash Provided by Operating Activities in the table above. Please refer to our Consolidated Statements of Cash Flows as disclosed in our Financial Statements on Form 10-K for additional details.

To the extent that we include Gross Cash Flow in our Annual Report to Shareholders in the future, we will expand our disclosure, beginning with our 2023 Annual Report to Shareholders, to include the table above, updated for the current year.
* * * *
Should you have any questions or want to discuss these matters further, please feel free to contact me at 507-453-8220.

Sincerely,
/s/ HOLDEN LEWIS
Holden Lewis
Senior Executive Vice President and Chief Financial Officer
Fastenal Company

cc:	Nicole J. Leimer, Faegre Drinker Biddle & Reath LLP